Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, it will make a good faith effort to comply with any such law. If, after such good faith effort, it cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions, if any, where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Registered Ordinary Shares

of

VectivBio Holding AG

at

$17.00 per share in cash, without interest and subject to any applicable withholding taxes

Pursuant to the Offer to Purchase, dated May 31, 2023

by

Ironwood Pharmaceuticals, Inc.

Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Purchaser”) is offering to purchase all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio”) for $17.00 per Share, net to the shareholders of VectivBio in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the offer to purchase, dated as of May 31, 2023 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M. EASTERN TIME

ON JUNE 28, 2023

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Tendering shareholders who are record owners of Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions pursuant to the Offer. Each owner or holder of a Share will pay any and all transfer taxes (including, for the avoidance of doubt, any stock, stamp, or duty tax) required by reason of any payment to a person other than the registered holder of Shares as set forth in Instruction 6 of the Letter of Transmittal. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their broker, dealer, commercial bank, trust company or other nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Transaction Agreement, dated as of May 21, 2023, by and between Purchaser and VectivBio (as it may be amended from time to time, the “Transaction Agreement”).

Pursuant to the Transaction Agreement, Purchaser’s obligation to accept for payment and pay for any Shares tendered pursuant to the Offer is subject to customary conditions, including: (i) that prior to the expiration of the Offer, there shall have been validly tendered (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement or satisfaction of such guarantee) and not withdrawn a number of Shares that, together with the Shares, if any, then owned by Purchaser or any of its subsidiaries, represent at least one Share more than 80% of the number of the Shares issued and outstanding as of the expiration of the Offer (excluding any Shares held by VectivBio or any of its subsidiaries) (the “Minimum Condition”); (ii) that prior to the expiration of the Offer, the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated (the “Antitrust Condition”); (iii) that prior to the expiration of the Offer, the shareholders of VectivBio having approved certain amendments to VectivBio’s articles of association as agreed between Purchaser and VectivBio and conditional election to the VectivBio board of directors and the compensation committee thereof by VectivBio’s shareholders of the individuals designated by Purchaser; (iv) that the Transaction Agreement shall not have been terminated in accordance with its terms; and  those certain other conditions set forth in the Transaction Agreement (collectively, the “Offer Conditions”). The consummation of the Offer is not subject to any financing condition.

The Transaction Agreement is more fully described in the Offer to Purchase.

The Offer will expire at one minute after 11:59 p.m. Eastern Time on June 28, 2023, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Date”), unless the Offer has been extended or earlier terminated pursuant to and in accordance with the terms of the Transaction Agreement (in which event the “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire). The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

THE BOARD OF DIRECTORS OF VECTIVBIO UNANIMOUSLY RECOMMENDS THAT VECTIVBIO SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of VectivBio, among other things, has unanimously (i) determined that the terms of the Transaction Agreement, the Offer and the transactions contemplated thereby are fair to, and to the benefit of and in the best interests of, VectivBio and its shareholders; (ii) declared it advisable to enter into the Transaction Agreement and any future agreements implementing the provisions of the Transaction Agreement; (iii) approved the execution, delivery and performance by VectivBio of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Offer; and (iv) resolved and agreed to recommend that VectivBio’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

The Transaction Agreement provides, among other things, that following the completion of the Offer and provided that at such time Purchaser directly or indirectly has acquired or controls at least 90% of the then outstanding Shares (excluding Shares held by VectivBio or any of its subsidiaries), Purchaser intends that, in accordance with the laws of Switzerland and a merger agreement expected to be entered into between Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and a subsidiary of Purchaser (“Merger Sub”) and VectivBio, Merger Sub and VectivBio will consummate a statutory squeeze-out merger under applicable Swiss law pursuant to which VectivBio will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by VectivBio or any of its subsidiaries immediately prior to the Acceptance Time) that is not validly tendered and accepted pursuant to the Offer or acquired by Purchaser after the Acceptance Time will thereupon be canceled and converted into the right to receive the Offer Price.

In the event that the Acceptance Time occurs and the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer, together with any Shares then directly or indirectly owned by Purchaser, represents less than 90% of the then outstanding Shares (excluding Shares held by VectivBio or any of its subsidiaries), Purchaser may not be able to complete the Merger in a timely manner, or at all, and acquire 100% of all outstanding Shares. Accordingly, non-tendering shareholders of VectivBio may not receive any consideration for such Shares, and the liquidity and value of any Shares that remain outstanding could be negatively affected. Following the completion of the Offer, until the Merger is consummated (if at all), any remaining, non-tendering shareholder of VectivBio will be a minority shareholder of VectivBio with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets. In addition, following the completion of the Offer, to the extent permitted under applicable law and stock exchange regulations, Purchaser intends to delist the Shares from Nasdaq. Following delisting of the Shares from Nasdaq and provided that the criteria for deregistration are met, Purchaser intends to cause VectivBio to make a filing with the United States Securities and Exchange Commission (“SEC”) requesting that VectivBio’s reporting obligations under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) be terminated. Deregistration would substantially reduce the information required to be furnished by VectivBio to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to VectivBio. In addition, the amount of publicly held Shares may be so few that there may no longer be an active trading market for Shares. The absence of an active trading market, and corresponding lack of analyst coverage, could reduce the liquidity and, consequently, the market value of your Shares.

The Transaction Agreement contains provisions that govern the circumstances in which Purchaser must or is permitted or required to extend the Offer. The Transaction Agreement provides that: (i) Purchaser will extend the Offer on one or more occasions, in Purchaser’s discretion, for an additional period of up to ten (10) business days per extension, if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the Nasdaq applicable to the Offer; and (iii) the Expiration Date will be extended if, at the then-scheduled expiration time of the Offer, VectivBio brings or shall have brought any action in accordance with the terms of the Transaction Agreement to enforce specifically the performance of the terms and provisions thereof by Purchaser, (x) for the period during which such action is pending or (y) by such other time period established by the court presiding over such action, as the case may be.

In no event will Purchaser be required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Transaction Agreement pursuant to its terms, and (ii) the first date immediately following October 31, 2023. The obligation to extend the Offer is further limited as described in the Offer to Purchase. For purpose of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

Purchaser expressly reserves the right, to the extent permitted by the applicable legal requirements, (i) to increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition, if the validly tendered and not withdrawn number of Shares, together with the Shares, if any, then owned by Purchaser or any of its subsidiaries, would represent at least one Share less than 66.67% of the number of Shares issued and outstanding, or the Antitrust Condition), and (iii) modify any of the other terms and conditions of the Offer not inconsistent with the terms of the Transaction Agreement; except that, without the consent of VectivBio, Purchaser will not (A) reduce the Offer Price, (B) change the form of consideration payable in the Offer (other than by adding consideration), (C) reduce the number of Shares sought in the Offer, (D) add to the Offer Conditions described in Section 15 — “Conditions to the Offer” of the Offer to Purchase, (E) amend, modify or waive the Offer Conditions in a manner that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair Purchaser’s ability to consummate the Offer, (F) change or waive the Minimum Condition, if the validly tendered and not withdrawn number of Shares, together with the Shares, if any, then owned by Purchaser or any of its subsidiaries, would represent at least one Share less than 66.67% of the number of Shares issued and outstanding, or the Antitrust Condition, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Transaction Agreement, or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, for the purpose of receiving payments from Purchaser and transmitting payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

No alternative, conditional or contingent tenders will be accepted.

In order for a VectivBio shareholder to validly tender Shares pursuant to the Offer, the shareholder must follow one of the following procedures:

•	If you are a holder and you hold Shares directly in your name in book-entry form in an account with VectivBio’s transfer agent, Computershare Trust Company, N.A., a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase before the Expiration Date. If you hold your shares in book-entry at The Depository Trust Company, you are not obligated to submit a Letter of Transmittal, but you must (1) submit an Agent’s Message (as defined in the Offer to Purchase) and (2) deliver your Shares according to the DTC book-entry transfer procedures described in the Offer to Purchase before the Expiration Date;

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered; or

•	For Shares tendered by a Notice of Guaranteed Delivery, the tendering shareholder must comply with the guaranteed delivery procedures described in the Offer to Purchase before the Expiration Date.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after July 30, 2023, which is the 60th day after the date of the Offer, unless prior to that date Purchaser has accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility (as defined in the Offer to Purchase), any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in the Offer to Purchase at any time on or before the Expiration Date.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, upon the advice of Purchaser’s counsel, be unlawful.

None of Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Purchaser in its sole discretion.

VectivBio has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the shareholder list provided to Purchaser by VectivBio and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by United States Holders (as defined in the Offer to Purchase), in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes. In general, and subject to the “passive foreign investment company” rules discussed in the Offer to Purchase, United States Holders will recognize gain or loss in an amount equal to the difference, if any, between their adjusted tax basis in the Shares tendered into the Offer or exchanged in the Merger and the amount of cash received for such Shares (determined before deduction of any applicable withholding taxes). Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of tendering Shares into the Offer or having Shares converted into the right to receive cash in the Merger.

The Offer to Purchase, the Letter of Transmittal and VectivBio’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of VectivBio with respect to the Offer and the reasons therefor) contain important information. Shareholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials should be directed to Innisfree M&A Incorporated (the “Information Agent”) at its telephone numbers and address set forth below. Such copies may be furnished at Purchaser’s expense. Additionally, copies of the Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Shareholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Purchaser will not pay any fees or commissions on the sale of Shares to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free:

(877) 750-0537

Banks and Brokers may call collect:

(212) 750-5833

May 31, 2023